UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.

Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the “Quarterly Report”) by November 12, 2024, the required filing date, primarily due to delays in finalizing (i) the valuations of certain of the Company’s loans and investments, and (ii) the presentation of discontinued operations for (a) the deconsolidation of the Company’s Brands operations and equity investments in connection with the closing of the secured financing transaction on October 25, 2024 (as previously disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on October 31, 2024) and (b) the pending sale of a 53% interest in certain Company subsidiaries comprising the Great American operations, which includes the Company’s retail liquidations, appraisal and real estate consulting businesses (as previously disclosed in the Current Report on Form 8-K filed by the Company with the SEC on October 15, 2024) . The Company is working diligently to file the Quarterly Report as promptly as practical as well as the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Phillip J. Ahn	(310)	966-1444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended September 30, 2024 are summarized as follows:

The following results are estimates of the Company’s operating results from continuing operations. As a result of the securitization of the brands operations and equity investments (the “Brands Transaction”), these operating results are expected to be reported as discontinued operations. In addition, with the pending sale of 53% of the Great American (“GA”) businesses the previous reported results of the Company’s retail liquidations, appraisal and real estate consulting operations are also expected to be reported as discontinued operations. The Brands Transaction which closed subsequent to the quarter ended September 30, 2024 resulted in the Company receiving approximately $236 million of proceeds upon closing the transaction on October 25, 2024. Proceeds from this transaction of approximately $22 million were used to pay off bebe’s stores, inc. credit facility and $171 million was used to pay down the Nomura credit facility which reduced the balance from approximately $388 million to $217 million. In addition, the sale of the 53% interest in the GA businesses for $203 million is expected to close on November 15, 2024. Approximately $92 million of such proceeds is expected to further pay down the Nomura credit facility balance to $125 million.

Net loss available to common shareholders from continuing operations is expected to be in the range of $130 million to $135 million during the three months ended September 30, 2024 or a loss of $4.26 to $4.43 per diluted common share. The loss from continuing operations is due in part to non-cash items including a decrease of approximately $120 million in the valuation of the Company’s investment in Freedom VCM, the indirect parent entity for Franchise Group (“FRG”), and the loan to Vintage Capital Management, LLC, and a charge of approximately $10 million related to a valuation allowance for deferred income taxes.

Cash and cash equivalents from continuing operations is expected to be approximately $159 million at September 30, 2024, a decrease of $69 million from $228 million at June 30, 2024. The Company used approximately $82 million of cash during the three months ended September 30, 2024 to pay down the Nomura credit facility.

Total loans receivable, securities and other investments owned and amounts due from clearing brokers from continuing operations is expected to be approximately $530 million to $540 million at September 30, 2024, a decrease of approximately $105 million to $115 million from approximately $645 million at June 30, 2024. The Company also expects to report liabilities of $3 million for securities sold short, not yet purchased and $4 million of loan participations sold at September 30, 2024. The decrease in the three months ended September 30, 2024 includes fair value adjustments resulting in a decrease of approximately $120 million related to the valuation of the Company’s investment in Freedom VCM, the indirect parent entity for Franchise Group (“FRG”), and the Company’s loan to Vintage Capital Management, LLC (“VCM”). As a result of the bankruptcy filing of Freedom VCM (and the operating company Franchise Group, Inc.) on November 3, 2024, the carrying value of the VCM Loan has been reduced to the collateral value of certain equity securities which is approximately $2 million and the investment in Freedom VCM has been fully reserved.

These amounts do not reflect approximately $500 million of expected proceeds and consideration to be received from the previously announced Brands, GA, and portion of Wealth Management transactions.

Total debt is expected to be approximately $2.06 billion at September 30, 2024, a decrease of approximately $100 million from approximately $2.16 billion at June 30, 2024. This decrease includes approximately $82 million reduction in the outstanding balance for principal payments made on the Nomura credit facility during the quarter. The Company also made additional principal payments to reduce the Nomura term loan by approximately $171 million in November 2024 using proceeds received from the Brand Transaction that closed on October 25, 2024. The Company also expects to make principal payments upon closing the sale of the 53% interest in the GA businesses in November 2024 in the amount of approximately $92 million which is expected to further reduce the Nomura term loan balance to approximately $125 million. After these transactions, total debt is expected to be approximately $1.8 billion.

At September 30, 2024, the Company expects to report assets held for sale that relate to discontinued operations in the amount of approximately $290 million to $300 million and liabilities held for sale of approximately $20 million to $30 million. During the three months ended September 30, 2024, the Company expects to report a loss from discontinued operations of $140 million to $145 million or a loss of $4.59 to $4.75 per diluted common share. The loss from discontinued operations includes approximately $150 million to $155 million of fair value adjustments related to the expected future deconsolidation of the brands operations and equity investments related to the $189 million of cash proceeds received from the securitization of the brands assets by the Company and $47 million of cash proceeds from the sale of brand equity investments owned by bebe stores, inc., a majority owned subsidiary of the Company. On a consolidated basis the combined loss from continuing and discontinued operations is expected to be approximately $270 million to $280 million or a loss of $8.85 to $9.18 per diluted common share. These amounts are for the quarter ended September 30, 2024 and do not include an estimated gain in the amount of approximately $235 million to $250 million or $7.70 to $8.20 per diluted share from the sale of a 53% interest in the GA businesses that is expected to close in November 2024.

B. Riley Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2024	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer

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